SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549

FORM 8-A

For Registration of Certain Classes of Securities
Pursuant to Section 12(b) or 12(g) of the
Securities Exchange Act of 1934

EMISPHERE TECHNOLOGIES, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	13-3306985

(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

765 Old Saw Mill River Road, Tarrytown, New York	10591

(Address of principal executive offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.   ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.   ☒

Securities Act registration statement file number to which this form relates:  _____________ (if applicable)

Securities to be registered pursuant to Section 12 (b) of the Act:

Title of Each Class To Be So Registered	Name of Each Exchange on Which Each Class Is To Be Registered

None	None

Securities to be registered pursuant to Section 12 (g) of the Act:

Preferred Share Purchase Rights

(Title of Class)

Item 1.  Description of Registrant’s Securities to be Registered.

In connection with the expiration of the Rights Agreement, between Emisphere Technologies, Inc., a Delaware corporation (the “Company”) and Mellon Investors Services, LLC as Rights Agent, dated February 23, 1996, restated with amendments as of June 7, 2001, and amended on September 26, 2005, and the February 23, 2006 expiration of the associated rights issued thereunder, on April 4, 2006, the board of Directors of the Company approved the execution of a new Rights Agreement (as it may be amended, modified or supplemented from time to time, the “New Rights Agreement”) between the Company and Mellon Investors Services, LLC as Rights Agent (the “Rights Agent”) to be effective on April 7, 2006.

In connection with the implementation of the New Rights Agreement, on April 4, 2006, the Board of Directors of the Company declared a dividend distribution of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $.01 per share (the “Common Shares”), of the Company.  The dividend is payable on April 10, 2006 (the “Record Date”) to the stockholders of record at the close of business on that date.  Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Cumulative Preferred Stock, par value $.01 per share (the “Preferred Shares”), of the Company at a price of Eighty Dollars $80 per one one-hundredth of a Preferred Share (the “Purchase Price”), subject to adjustment.  The description and terms of the Rights are set forth in the New Rights Agreement.

Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons, other than MHR Institutional Partners II LP and MHR Institutional Partners IIA LP, or any of their subsidiaries, affiliates or associates (“MHR”), (an “Acquiring Person”) have acquired beneficial ownership of 20% or more of the outstanding Common Shares or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer  the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding Common Shares (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of the Summary of Rights attached thereto.

The New Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares.  Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the New Rights Agreement by reference.  Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.  As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date.  The Rights will expire at the close of business on April 7, 2016 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant  to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares with a conversion price less than the then- current market price of the  Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred  Shares) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

Preferred Shares purchasable upon exercise of the Rights will not be redeemable.  Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share.  In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share.  Each Preferred Share will have 100 votes, voting together with the Common Shares.  Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share.  These rights are protected by customary antidilution provisions.

Because of the nature of the Preferred Shares’ dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise such number of one one-hundredths of a Preferred Share as shall equal the result obtained by (x) multiplying the then current Purchase Price by the number of one one-hundredths of a Preferred Share for which a Right is then exercisable and dividing that product by (y) 50% of the then current per share market price of the Company’s Common Shares.

At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, for consideration consisting of one-half the securities of the Company that would be issuable at such time upon exercise of one Right.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.  No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding Common Shares, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the “Redemption Price”).  The Redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish.  Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, except that from and after a Distribution Date no such amendment may adversely affect the interests of the holders of the Rights, and that no such amendment may (i) adversely alter or diminish the rights of MHR without MHR’s consent or (ii) change or increase the duties, liabilities or obligations of the Rights Agent without its consent.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.  This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the New Rights Agreement, which is hereby incorporated herein by reference.

The Rights have certain anti-takeover effects.  The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired.  However, the Rights should not interfere with any tender offer or merger approved by the Company (other than with an Acquiring Person) because the Rights do not become exercisable in the event of an acquisition exempted by the Company’s Board of Directors.

Attached hereto as Exhibit 1 and incorporated herein by reference are copies of the New Rights Agreement and the exhibits thereto, as follows:  Exhibit A -- Certificate of Designations of the Series A Junior Participating Cumulative Preferred Stock; Exhibit B -- Form of Rights Certificate; and Exhibit C -- Summary of Rights to Purchase Preferred Shares.  THE FOREGOING DESCRIPTION OF THE RIGHTS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE NEW RIGHTS AGREEMENT AND SUCH EXHIBITS THERETO.

Item 2.	Exhibits.
3.1

Amended and Restated Certificate of Incorporation of the Company dated January 27, 2006.  (Filed as Exhibit 3.1 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, as filed with the Commission on March 16, 2006 and incorporated herein by reference.)

4.1

Rights Agreement between the Registrant and Mellon Investors Services, LLC, as Rights Agent, dated April 7, 2006, which includes the form of Certificate of Designations setting forth the terms of the Series A Junior Participating Cumulative Preferred Stock, par value $0.01 per share, as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Preferred Share purchase Rights as Exhibit C.  (Filed as Exhibit 1.01 to the Registrant’s Current Report on Form 8-K as filed with the Commission on April 10, 2006 and incorporated by reference herein).

SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement on Form 8-A to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 10, 2006	EMISPHERE TECHNOLOGIES, INC.

	By:	/s/ Michael Goldberg

Michael M. Goldberg, M.D.
Chief Executive Officer

Exhibit Index

3.1

Amended and Restated Certificate of Incorporation of the Company dated January 27, 2006.  (Filed as Exhibit 3.1 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, as filed with the Commission on March 16, 2006 and incorporated herein by reference.)

4.1

Rights Agreement between the Registrant and Mellon Investors Services, LLC, as Rights Agent, dated April 7, 2006, which includes the form of Certificate of Designations setting forth the terms of the Series A Junior Participating Cumulative Preferred Stock, par value $0.01 per share, as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Preferred Share Purchase Rights as Exhibit C.  (Filed as Exhibit 1.1 to the Registrant’s Current Report on Form 8-K as filed with the Commission on April 10, 2006 and incorporated by reference herein).